Mail Stop 4561

December 18, 2008

VIA U.S. MAIL AND FAX (502) 426-4994

Mr. Brian F. Lavin
President and Chief Executive Officer
NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, KY 40223

> **Re: NTS Realty Holdings Limited Partnership**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 25, 2008**
> **File No. 001-32389**

Dear Mr. Lavin:

We have reviewed your response letter dated December 16, 2008, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

1. We have reviewed your response to our comment and note that you acquired a tenant in common interest in The Overlook at St. Thomas and Creeks Edge at Stony Point during 2007, and that you are consolidating the properties and their results of operations. Please tell us how you determined that it was appropriate for you to consolidate 100% of these assets acquired, given that you own a direct interest in the real estate assets, and not a controlling interest in an entity which owns 100% of these assets.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief